Exhibit 3.35

RESTATED ARTICLES OF INCORPORATION

OF

PIERCE MANUFACTURING INC.

Article 1.                Name.  The name of the corporation is Pierce Manufacturing Inc.

Article 2.                Purpose.  The corporation may engage in any lawful activity within the purposes for which corporations may be organized under the Wisconsin Business Corporation Law, Chapter 180, Wisconsin Statutes.

Article 3.                Authorized shares.  The aggregate number of shares of stock which the corporation shall have authority to issue is Four Hundred Forty Two Thousand (442,000), consisting of one class only, designated as “Common Stock” with a par value of five cents ($.05) per share.

Article 4.                Registered office and registered agent.  The address of the registered office is 2600 American Drive, P.O. Box 2017, Appleton, Winnebago County, Wisconsin 54913. The name of the corporation’s registered agent at such address is Michael R. Reese.

Article 5.                [Intentionally Omitted]

Article 6.                Corporate stock transactions.  The corporation is authorized to acquire and dispose of its own shares.

Article 7.                Preemptive Rights.  No holder of stock of the corporation shall, as such holder, have any right to purchase or subscribe for any shares of the capital stock of the corporation which it may issue or sell, or for any securities convertible into or carrying a right to subscribe to or acquire any shares of capital stock of the corporation (whether out of the number of shares authorized by these Articles of Incorporation, or out of any shares acquired by the corporation after the issue thereof, or otherwise) other than such right, if any, as the Board of Directors, in its discretion, may determine.